UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 13, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.
On July 9, 2020, the Company issued a press release announcing that it is seeking to raise stand-alone financing for Graham Packaging Company Inc. and its subsidiaries (“Graham Packaging”).

In connection with the Graham Packaging financing, the Company wishes to furnish to its investors certain preliminary estimated unaudited financial information for Graham Packaging for the quarter ended June 30, 2020.

Preliminary Financial Information of Graham Packaging

The preliminary estimated total net revenues and Adjusted EBITDA of Graham Packaging for the three months ended June 30, 2020 presented in US GAAP are set forth below. We have provided a range for this preliminary financial information because our closing procedures for the quarter ended June 30, 2020 are not yet complete. The preliminary estimates set forth below are based solely on information available to us as of the date hereof and are inherently uncertain and subject to change. The actual information remains subject to the completion of management’s final review and other closing procedures. Accordingly, you should not place undue reliance on these preliminary financial information, which may differ materially from actual information. For the definition of Adjusted EBITDA, which represents the Company’s measure of segment profitability, refer to Note 4 Segment reporting in the Company’s interim unaudited condensed consolidated financial statements for the three month periods ended March 31, 2020 and 2019, contained in the Company’s Report on Form 6-K furnished with the Securities and Exchange Commission on May 13, 2020.

The preliminary estimated financial data does not represent a comprehensive statement of the financial information for Graham Packaging for the three months ended June 30, 2020. In addition, these preliminary estimates are not necessarily indicative of the information to be achieved in any future period. Graham Packaging’s actual financial information for the three months ended June 30, 2020 may differ from these preliminary estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time that financial information for the period are finalized.

We currently expect Graham Packaging’s total net revenues to be between $450 million and $474 million and Adjusted EBITDA to be between $93 million and $99 million for the three months ended June 30, 2020.

Forward-Looking Statements:

This 6-K may contain “forward-looking statements.” Forward-looking statements include statements regarding the goals, beliefs, plans or current expectations of Reynolds Group, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements. Such uncertainties, risks and assumptions include, but are not limited to: risks related to our ability to complete the repricing of the existing term loans; risks related to the COVID-19 pandemic, including the associated effect of heightening many of the other risks disclosed in our Annual Report; risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials; risks related to economic downturns in our target markets; risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance; risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws; risks related to the impact of a loss of any of our key manufacturing facilities; risks related to our dependence on key management and other highly skilled personnel; risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure; risks related to any potential supply of faulty or contaminated products; risks related to exchange rate fluctuations; risks related to dependence on the protection of our intellectual property and the development of new products; risks related to pension plans sponsored by us and others in our control group; risks related to strategic transactions, including completed and future acquisitions or dispositions; risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility; risks related to our suppliers of raw materials and any interruption in our supply of raw materials; risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers; risks related to related party transactions entered into with Reynolds Consumer Products Inc. (“RCPI”) and its subsidiaries; risks related to the tax-free distribution of our interest in RCPI to our shareholder, Packaging Finance Limited; risks related to our substantial indebtedness and our ability to service our current and future indebtedness; risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
July 13, 2020